news release

Zi Corporation Announces Major Shareholder Agreements

CALGARY, AB, July 16, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that in conjunction with its recently completed financing, its two largest shareholders, Michael Lobsinger and the entities consisting of Lancer Offshore, Inc., Lancer Partners, Limited Partnership, Omnifund, Ltd. and LSPV, LLC (collectively the "Lancer Entities") have signed agreements with Paradigm Capital Inc., agent for the Company, that provide certain limits to trading of their respective shares in Zi Corporation for a period of 150 days following the financing.

In addition, the Company announced that it has entered into an agreement with the Lancer Entities that provides the Lancer Entities with the collective right to nominate, from time to time, one member of the Board of Directors of Zi Corporation, so long as the Lancer Entities continue to hold at least 20 percent of the outstanding common shares of the Company. It is expected that the appointment of the nominee of the Lancer Entities to the Board of Directors of Zi Corporation will occur in the near future. Under the agreement, the Company has also formally acknowledged that the Lancer Entities are not restricted from voting their shares in the Zi Corporation.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com